Publication: South China Morning Post **Date:** Thursday, 30 December 20..
Page: Classified Post P. 1 **Where Published:** Hong Kong

FPC exemption No. 82-836.

SUPPL

RECEIVED JAN 10 2005

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 0142)

ANNOUNCEMENT

RECAPITALIZATION AND SUBSTANTIAL DEBT REDUCTION OF METRO PACIFIC CORPORATION

This announcement is made pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

First Pacific Company Limited ("**First Pacific**") announces that on 23rd December, 2004 its subsidiary, Metro Pacific Corporation ("**Metro Pacific**") announced its first effort at recapitalization in several years, designed to rebuild the financial resources required for future growth of Metro Pacific.

Metro Pacific announced that it will issue Series 1-C Preferred Shares with a par value of One Peso (Peso 1.0) per share and convertible into Metro Pacific common shares on a one for one basis. For each preferred share issued, this translates into a conversion price of One Peso (Peso 1.0) per common share. The issue size of the Series 1-C Preferred Shares is expected to be Pesos 450 million (approximately HK$62.5 million) and will be fully subscribed by First Pacific and by entities related to First Pacific. The relevant subscription agreements are expected to be signed by 31st December, 2004. Closing will be contingent on, amongst others, procurement of the relevant regulatory approvals. First Pacific will fund such subscription of shares with proceeds of approximately Pesos 450 million (approximately HK$62.5 million) realized from the sale of an approximately 5% aggregate shareholding in Metro Pacific in September and October 2004.

In a related matter, Metro Pacific also announced on 23rd December, 2004 that it has retired Pesos 2.1 billion (approximately HK$291.6 million) in principal debts owed to Metropolitan Bank and Trust Company ("**MetroBank**") resulting from the foreclosure order by MetroBank of a 10.4 hectare property in the northern portion of the Bonifacio Global City. In addition, twelve (12) condominium units owned by Metro Pacific at its Pacific Plaza Towers project were used to settle Pesos 0.3 billion (approximately HK$41.7 million) in past due interest and penalties related to the MetroBank debts. Following the foreclosure order, Metro Pacific has fully settled all amounts due to MetroBank and has parent company debts of approximately Pesos 1.4 billion (approximately HK$194.4 million).

Upon completion of this transaction, and in line with various debt reduction agreements presently in various stages of closing, Metro Pacific anticipates that its parent company bank debts will be reduced to an aggregate amount of no more than Pesos 350 million (approximately HK$48.6 million) by early 2005. This is a substantial and significant reduction from the Pesos 11.7 billion (approximately HK$1.6 billion) bank debts at the parent company level three (3) years ago, when Metro Pacific announced that it entered into a self-administered and voluntary debt reduction and corporate rehabilitation program. The basis for this program relied upon the use of Metro Pacific's property portfolio to retire certain debts through arrangements with lenders and to effect the sale of certain properties for debt repayment.

Metro Pacific closes 2004 and enters 2005 confident that the arduous efforts it has taken in recent years have advanced Metro Pacific's business transformation, and will increase its ability to capitalize upon new growth opportunities as and when these become available. As is its normal practice, Metro Pacific will make full and accurate disclosures regarding these and other initiatives as material events should warrant.

Exchange rate used: Pesos 56.165 = US$1.00 = HK$7.8.

By Order of the Board
First Pacific Company Limited
Nancy Li Lai Man
Company Secretary

Hong Kong, 29th December, 2004

As at the date of this announcement, the Board of Directors of First Pacific comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
His Excellency Albert F. del Rosario
Edward K.Y. Chen*, *CBE, JP, GBS*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE, Chevallier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

PROCESSED JAN 13 2005 THOMSON FINANCIAL

Publication: South China Morning Post **Date:** Thursday, 30 December 200[illegible]
Page: Classified Post P. 1 **Where Published: Hong Kong**

FPC exemption NO. 82-836

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 0142)

ANNOUNCEMENT

RECAPITALIZATION AND SUBSTANTIAL DEBT REDUCTION OF METRO PACIFIC CORPORATION

This announcement is made pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

First Pacific Company Limited ("**First Pacific**") announces that on 23rd December, 2004 its subsidiary, Metro Pacific Corporation ("**Metro Pacific**") announced its first effort at recapitalization in several years, designed to rebuild the financial resources required for future growth of Metro Pacific.

Metro Pacific announced that it will issue Series 1-C Preferred Shares with a par value of One Peso (Peso 1.0) per share and convertible into Metro Pacific common shares on a one for one basis. For each preferred share issued, this translates into a conversion price of One Peso (Peso 1.0) per common share. The issue size of the Series 1-C Preferred Shares is expected to be Pesos 450 million (approximately HK$62.5 million) and will be fully subscribed by First Pacific and by entities related to First Pacific. The relevant subscription agreements are expected to be signed by 31st December, 2004. Closing will be contingent on, amongst others, procurement of the relevant regulatory approvals. First Pacific will fund such subscription of shares with proceeds of approximately Pesos 450 million (approximately HK$62.5 million) realized from the sale of an approximately 5% aggregate shareholding in Metro Pacific in September and October 2004.

In a related matter, Metro Pacific also announced on 23rd December, 2004 that it has retired Pesos 2.1 billion (approximately HK$291.6 million) in principal debts owed to Metropolitan Bank and Trust Company ("**MetroBank**") resulting from the foreclosure order by MetroBank of a 10.4 hectare property in the northern portion of the Bonifacio Global City. In addition, twelve (12) condominium units owned by Metro Pacific at its Pacific Plaza Towers project were used to settle Pesos 0.3 billion (approximately HK$41.7 million) in past due interest and penalties related to the MetroBank debts. Following the foreclosure order, Metro Pacific has fully settled all amounts due to MetroBank and has parent company debts of approximately Pesos 1.4 billion (approximately HK$194.4 million).

Upon completion of this transaction, and in line with various debt reduction agreements presently in various stages of closing, Metro Pacific anticipates that its parent company bank debts will be reduced to an aggregate amount of no more than Pesos 350 million (approximately HK$48.6 million) by early 2005. This is a substantial and significant reduction from the Pesos 11.7 billion (approximately HK$1.6 billion) bank debts at the parent company level three (3) years ago, when Metro Pacific announced that it entered into a self-administered and voluntary debt reduction and corporate rehabilitation program. The basis for this program relied upon the use of Metro Pacific's property portfolio to retire certain debts through arrangements with lenders and to effect the sale of certain properties for debt repayment.

Metro Pacific closes 2004 and enters 2005 confident that the arduous efforts it has taken in recent years have advanced Metro Pacific's business transformation, and will increase its ability to capitalize upon new growth opportunities as and when these become available. As is its normal practice, Metro Pacific will make full and accurate disclosures regarding these and other initiatives as material events should warrant.

Exchange rate used: Pesos 56.165 = US$1.00 = HK$7.8.

By Order of the Board
First Pacific Company Limited
Nancy Li Lai Man
Company Secretary

Hong Kong, 29th December, 2004

As at the date of this announcement, the Board of Directors of First Pacific comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
His Excellency Albert F. del Rosario
Edward K.Y. Chen*, *CBE, JP, GBS*

Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE, Chevallier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

Publication: South China Morning Post **Date:** Thursday, 30 December 200
Page: Classified Post P. 1 **Where Published:** Hong Kong

FPC Exemption No. 82-836.

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 0142)

ANNOUNCEMENT

RECAPITALIZATION AND SUBSTANTIAL DEBT REDUCTION OF METRO PACIFIC CORPORATION

This announcement is made pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

First Pacific Company Limited ("**First Pacific**") announces that on 23rd December, 2004 its subsidiary, Metro Pacific Corporation ("**Metro Pacific**") announced its first effort at recapitalization in several years, designed to rebuild the financial resources required for future growth of Metro Pacific.

Metro Pacific announced that it will issue Series 1-C Preferred Shares with a par value of One Peso (Peso 1.0) per share and convertible into Metro Pacific common shares on a one for one basis. For each preferred share issued, this translates into a conversion price of One Peso (Peso 1.0) per common share. The issue size of the Series 1-C Preferred Shares is expected to be Pesos 450 million (approximately HK$62.5 million) and will be fully subscribed by First Pacific and by entities related to First Pacific. The relevant subscription agreements are expected to be signed by 31st December, 2004. Closing will be contingent on, amongst others, procurement of the relevant regulatory approvals. First Pacific will fund such subscription of shares with proceeds of approximately Pesos 450 million (approximately HK$62.5 million) realized from the sale of an approximately 5% aggregate shareholding in Metro Pacific in September and October 2004.

In a related matter, Metro Pacific also announced on 23rd December, 2004 that it has retired Pesos 2.1 billion (approximately HK$291.6 million) in principal debts owed to Metropolitan Bank and Trust Company ("**MetroBank**") resulting from the foreclosure order by MetroBank of a 10.4 hectare property in the northern portion of the Bonifacio Global City. In addition, twelve (12) condominium units owned by Metro Pacific at its Pacific Plaza Towers project were used to settle Pesos 0.3 billion (approximately HK$41.7 million) in past due interest and penalties related to the MetroBank debts. Following the foreclosure order, Metro Pacific has fully settled all amounts due to MetroBank and has parent company debts of approximately Pesos 1.4 billion (approximately HK$194.4 million).

Upon completion of this transaction, and in line with various debt reduction agreements presently in various stages of closing, Metro Pacific anticipates that its parent company bank debts will be reduced to an aggregate amount of no more than Pesos 350 million (approximately HK$48.6 million) by early 2005. This is a substantial and significant reduction from the Pesos 11.7 billion (approximately HK$1.6 billion) bank debts at the parent company level three (3) years ago, when Metro Pacific announced that it entered into a self-administered and voluntary debt reduction and corporate rehabilitation program. The basis for this program relied upon the use of Metro Pacific's property portfolio to retire certain debts through arrangements with lenders and to effect the sale of certain properties for debt repayment.

Metro Pacific closes 2004 and enters 2005 confident that the arduous efforts it has taken in recent years have advanced Metro Pacific's business transformation, and will increase its ability to capitalize upon new growth opportunities as and when these become available. As is its normal practice, Metro Pacific will make full and accurate disclosures regarding these and other initiatives as material events should warrant.

Exchange rate used: Pesos 56.165 = US$1.00 = HK$7.8.

By Order of the Board
First Pacific Company Limited
Nancy Li Lai Man
Company Secretary

Hong Kong, 29th December, 2004

As at the date of this announcement, the Board of Directors of First Pacific comprises the following Directors:

Anthoni Salim, *Chairman*	Tedy Djuhar
Manuel V. Pangilinan, *Managing Director and CEO*	Sutanto Djuhar
Edward A. Tortorici	Ibrahim Risjad
Robert C. Nicholson	Benny S. Santoso
His Excellency Albert F. del Rosario	Graham L. Pickles*
Edward K.Y. Chen*, *CBE, JP, GBS*	David W.C. Tang*, *OBE, Chevallier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*